 Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

December 23, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Intimation regarding Board meeting and Trading window closure

Pursuant to Regulation 29 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby inform you that a meeting of the Board of Directors of the Company will be held on Wednesday, January 21, 2026, inter alia, to consider and approve the Unaudited Standalone and Consolidated Financial Results of the Company for the quarter ending on December 31, 2025.

Further, kindly note that, under the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015, the trading window for dealing in securities of the Company will be closed from December 25, 2025 to January 23, 2026 (both days inclusive).

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR